1301287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04040332

Act: 1933
Section:
Rule: 902(b)
Public
Availability: 5/28/2004

May 28, 2004

Pavel Hollmann
General Secretary
The Prague Stock Exchange
Rybná 14, Prague 1, 110 00
Czech Republic

PROCESSED
AUG 26 2004 E
THOMSON
FINANCIAL

Re: The Prague Stock Exchange (*Burza cenných papírů Praha, a.s.*)
Incoming Letter Dated May 24, 2004

Dear Mr. Hollmann:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Prague Stock Exchange (*Burza cenných papírů Praha, a.s.*) as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Prague Stock Exchange (*Burza cenných papírů Praha, a.s.*)

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

BURZA CENNÝCH PAPÍRŮ PRAHA, A.S.

May 24, 2004
3/11/03 /2004

Mr. Alan L. Beller
Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**Re: The Prague Stock Exchange
Application for Designation as a "Designated Offshore Securities Market"**

Dear Mr. Beller:

The Prague Stock Exchange (*Burza cenných papírů Praha, a.s.*) (the "Prague Stock Exchange" or the "PSE") hereby seeks the classification as a "designated offshore securities market" for purposes of Regulation S ("Regulation S") issued by the U.S. Securities and Exchange Commission (the "U.S. SEC") under the U.S. Securities Act of 1933, as amended. This designation is being sought in order to assist market participants who are eligible for the safe harbor provided by Rule 904 of Regulation S in satisfying the requirements specified in the rule when reselling securities "in, on or through the facilities of" the Prague Stock Exchange.

As discussed below, the Prague Stock Exchange has the attributes specified in Rule 902(b)(2) of Regulation S. Further, as demonstrated by these and other factors discussed below, the Prague Stock Exchange constitutes a market with a clear "foreign locus," subject to extensive home country regulation, and in which investors cannot fairly be viewed as relying for protection on U.S. registration requirements. Accordingly, we are requesting that you, as Director of the Division of Corporation Finance, exercise the authority delegated to you by the U.S. SEC to classify the Prague Stock Exchange as a "designated offshore securities market."

A. INTRODUCTION OF THE PRAGUE STOCK EXCHANGE

The origins of the first exchange in Prague go back to the 1850's when foreign securities and currencies were the principal trading products. An exchange trading securities and commodities was established in 1871. In 1938, official trading on the Prague Stock Exchange was suspended and it was never resumed after World War II. In 1948, the Communist party rose to power in Czechoslovakia and the exchange was officially abolished in 1952.

In 1989, the Communist regime was overthrown in the so-called Velvet Revolution, and a transformation towards democracy and a market economy began. In 1992, several

Czech banks put into effect an initiative aiming to reestablish the Stock Exchange in Prague. The Prague Stock Exchange was established in November 1992, and trading on the PSE was launched on April 6, 1993.

The Prague Stock Exchange is now the country's leading securities market organizer, covering more than 99% of the total trade value in the Czech Republic.

The PSE is a joint stock company incorporated and organized under the laws of the Czech Republic. A Czech joint stock company is a legal entity similar to a corporation organized under U.S. state law. It has its own legal personality distinct from the personality of its shareholders, it can own property, enter into contracts, be a party to judicial, administrative, and other proceedings, etc. A joint stock company is liable for its own debts and is not liable for debts of its shareholders. Similarly, shareholders are not liable for debts of the joint stock company. Corporate bodies of a joint stock company are the General Meeting of Shareholders, Board of Directors (the Exchange Chamber in the case of the PSE), and Supervisory Board (for details see section B.1 below).

Laws of the Czech Republic and internal rules of the Prague Stock Exchange govern operations of the Prague Stock Exchange, and the Czech Securities Commission (the "Czech SEC") supervises the PSE. Securities registered on the PSE are traded on three markets: the main, secondary, and free markets. Selection of the market for particular securities is upon the issuer. When applying for admission of securities to trading on the PSE, the issuer must specify on which market the securities should be traded. The markets differ in requirements for admission to trading (such as the public float) and in the level of disclosure obligations (such as whether quarterly reports by the issuer are required). The least stringent conditions are for the free market: Czech law stipulates these conditions and the PSE sets no further requirements. More rigid conditions stipulated by the PSE are for the secondary market and the main market, which is the most prestigious market. Full text of the PSE Listing Rules is available on our website at http://ftp.pse.cz/Info.bas/Eng/Rules/list.pdf.

Only members of the Prague Stock Exchange are allowed to trade directly on the stock exchange, either on their own account or on the account of their clients. Other persons can only trade indirectly through a member of the stock exchange. As of January 1, 2004, the PSE had 28 members, many of whom were shareholders of the stock exchange.

The share capital of the Prague Stock Exchange in the nominal amount of CZK 383 million (approx. USD 15 million) is divided into ordinary shares with nominal value of CZK 1,000 each. As of May 1, 2004, the number of shareholders was 47, and approximately two-thirds of them were also PSE members. The largest shareholders are Czech branches of leading European brokerage firms and banks. For a list of shareholders see section B.1 below.

On June 14, 2001, the Prague Stock Exchange was admitted as an associate member of the Federation of European Securities Exchanges (FESE). This was in effect a certification that the Czech capital market and the Prague Stock Exchange comply with the "World Federation of Exchanges 1998 Market Principles" focusing on necessary regulations. With the accession of the Czech Republic to the European Union, which occurred on May 1, 2004, the associated membership was automatically converted into full membership. Concurrently, the PSE is a correspondent member of the World Federation of Exchanges (WFE/FIBV).

Organizational structure of the Prague Stock Exchange

The chart below depicts the organizational structure of the Prague Stock Exchange. In total, as of May 1, 2004 the Prague Stock Exchange has 52 employees.



Secretary General
Legal Services
SD Administration
Internal Audit and Security
Development
Trading and Listing
Services
IT
Inspections
Finance and Administration

Secretary General manages the work of the PSE staff and facilities and operation of the stock exchange, and may be considered a chief executive officer of the PSE (though there is no such official title at the PSE). He is a member of the Exchange Chamber and chairman of the Listing Committee. He is appointed and recalled by the Exchange Chamber.

SD Administration is responsible for the administrative agenda of the Secretary General, and also for human resources.

Legal Services coordinate drafting, changes, and cancellation of the PSE rules, process legal opinions, and provide legal services and consultations to organizational divisions of the PSE.

Internal Audit and Security performs audit of the processes of internal divisions of the PSE, drafts security policies, and checks compliance with these policies.

Services department conducts and coordinates flow of the PSE information, cooperates with the mass media, organizes press conferences, and is responsible for foreign relations.

Trading and Listing Department controls the trading day, monitors and evaluates trading, informs the Secretary General and the Czech SEC about unusual actions of the PSE members, checks compliance with rules on trading, prepares materials for decisions of the Listing Committee, and monitors and evaluates performance of the listed companies.

IT Department is responsible for development and software implementation according to the PSE strategy, provides services for settlement, organizes testing of new applications, provides training to employees and market participants, and maintains web pages of the PSE.

Inspections Department performs inspection of the PSE members, draws up methods and processes for the inspections, processes the inspection records and discusses findings with the market participants, and prepares reports on shortcomings identified in the activities of the PSE members.

Finance and Administration Department proposes and controls the plan for the development of the financial situation of the PSE, processes the budget of the PSE, controls its performance monthly, and prepares financial statements of the PSE.

<u>Stock Trading on the Prague Stock Exchange</u>

At the end of 2003, 64 stock issues were registered and traded on the PSE, of which 5 issues were on the main market, 33 on the secondary market, and 26 on the free market. At the end of 2003, the total market capitalization of these issues reached CZK 644.5 billion (approx. USD 25 billion), an increase of 34.8% from 2002. In 2003, the official PSE index PX 50 increased its value by 43.1%, and the total trade value reached CZK 257.4 billion (approx. USD 9.2 billion), an increase of 30.4% compared to 2002.

The following table summarizes the number of listed companies, trading volumes, and stock market capitalization in the last five years:

Year	Companies listed (end of year)	Trading Volume (in millions of pieces)	Trading Volume (in millions)		Market Capitalization – end of year (in millions)	
			CZK	USD	CZK	USD
1999	194	772,661	163,456.7	4,705.3	479,649.6	13,331.4
2000	150	822,911	264,145.3	6,971.1	442,893.8	11,712.7
2001	101	546,544	128,799.1	3,393.5	340,250.7	9,383.9
2002	78	804,105	197,397.6	6,036.9	478,038.3	15,860.1
2003	64	830,771	257,442.5	9,187.4	644,483.0	25,122.1

The following table shows the same information for the period from January 2004 until April 2004:

Month	Companies listed (end of month)	Trading Volume (in millions of pieces)	Trading Volume (in millions)		Market Capitalization – end of month (in millions)	
			CZK	USD	CZK	USD
01	63	100,002	29,946.1	1,154.1	674,505.6	25,082.9
02	63	133,772	43,077.8	1,658.2	742,344.4	28,420.5
03	63	118,523	48,441.2	1,800.3	785,544.8	29,247.0
04	62	110,064	42,440.0	1,564.8	781,431.8	28,686.9

In the period from January 2004 until April 2004, the trading volume of stocks increased year-on-year (in CZK terms) by 187%, and the trading volume in pieces increased by 128%. In the same period, the official PSE index PX 50 increased its value by 24.1%.

<u>Bond Trading on the Prague Stock Exchange</u>

At the end of 2003, 81 bond issues were registered on the PSE bond market, of which 27 issues were on the main market, 20 on the secondary market, and 34 on the free market. At the end of 2003, the total market capitalization for bonds reached CZK 505.5 billion (approx. USD 19.7 billion). The share of state bonds in the PSE bond market capitalization was 62%. In 2003, the total bond trade value reached CZK 1,110.1 billion (approx. USD 39.2 billion). The share of state bonds in the trade value was 87%.

The following table summarizes bond market capitalization and trading volumes in the last five years:

Year	Trading Volume (in millions)		Market Capitalization – end of year (in millions)	
	CZK	USD	CZK	USD
1999	1,024,029.0	29,691.6	231,116.4	6,423.6
2000	958,687.6	25,153.4	280,074.9	7,406.8
2001	1,858,379.7	49,041.9	319,399.4	8,808.8
2002	1,595,673.6	49,106.8	372,487.7	12,358.2
2003	1,110,103.9	39,246.8	505,535.8	19,705.9

The Prague Stock Exchange Trading System

The PSE is a fully electronic exchange (it has no trading floor) and trading is based on automated processing of its member's orders and instructions for the purchase and sale of securities. Only members are allowed to trade on PSE.

Price determination strategies

Trading on the PSE is segmented into two distinct subsystems with distinct prices (although the same instruments can be traded in these systems):

(i) quote driven system — "SPAD" and
(ii) order driven system — "automatic trades."

In general, PSE members send electronic buy or sell instructions to the PSE and if conditions for matching opposite instructions within the above subsystems are met, a trade gets immediately recorded.

Additionally, PSE members must report their over-the-counter (OTC) trades concluded without direct usage of either of the above price-determining mechanisms (usually over the phone). Time and price conditions for concluding OTC trades for PSE members may apply as described further below. OTC trades must be registered with the PSE in order to preserve transparency of prices on the market. From this point of view, OTC trades registered with the PSE should be regarded as a tool to protect market transparency rather than as another trading subsystem of its own.

PSE databases – audit trails

All trades (both those concluded on the PSE within the two subsystems and OTC trades registered with the PSE) enter a central PSE database of trades that were concluded on a given day and are immediately published on an anonymous basis (i.e., no name of the involved members is visible) to PSE members and to external data vendors such as Bloomberg or Reuters. Daily summaries of trades are published, too.

Dissemination of trading information is provided in real time to all participants of the market, e.g., namely to the members of the PSE, the Czech SEC, and data vendors. It is also available free of cost on the PSE's web site. Basic information about the PSE and its trading results is also available on the teletext service of Czech Television's Channel 1. For investors who need information in a form suitable for computer processing there is an FTP paid-service.

Since the PSE works on an electronic basis only, its system collects all electronic data transmitted between the PSE and its individual members, and archives it for further auditing and surveillance. An internal PSE inspection unit monitors all instructions, quotes, orders (including their changes and cancellations) as well as all other communication from member firms in order to be able to fully reconstruct market activity of member firms and to identify suspicious patterns in their behavior (the same information is also made available to the Czech SEC). All inspection findings are submitted to the PSE Membership Committee and to the Czech SEC.

Settlement

Settlement of all trades in the PSE database of trades occurs through UNIVYC, a 100% subsidiary of the PSE used for clearing. Trading at the PSE generally conforms to the T+3 standard settlement cycle.

Liabilities and risks arising from the settlement of trades concluded as automatic trades and through the SPAD system are guaranteed and covered using the resources of the PSE's Guarantee Fund, which is managed by UNIVYC. Trades in the SPAD system and automatic trades are settled in T+3 by UNIVYC. Block trades can be settled in a period from T+0 to T+15, and guarantees by the PSE's Guarantee Fund do not apply.

Trading hours

Each of the above-mentioned trading subsystems operates on its own timetable. Trading through the PSE occurs only during open trading session hours. However, even outside open trading session hours, PSE members are still required to report their OTC trades.

A typical PSE business day timetable (PSE systems are open 7:30 – 20:00)

<table>
<tr><th>SPAD</th><th>Automatic Trades
(Auction, Continuous regime)</th><th>Block Trades</th></tr>
<tr><td>Trading session closed
7:30-9:30</td><td>Pre-open period for Auction regime
7:30-9:45</td><td rowspan="4">Block trades registered with PSE
7:30-16:00</td></tr>
<tr><td rowspan="3">Open trading session
9:30-16:00</td><td>Fixing of Auction regime
9:45</td></tr>
<tr><td>Continuous regime
9:45-15:45</td></tr>
<tr><td></td></tr>
<tr><td colspan="3">End-of-day technical system shutdown. PSE Price list published by 17:00.
16:00-17:00</td></tr>
<tr><td>Trading session closed
17:00-20:00</td><td>Pre-open period for Auction regime
17:00-20:00</td><td>Block trades registered with PSE
17:00-20:00</td></tr>
</table>

The time period after 17:00 technically belongs to the following business day; therefore, all OTC trades concluded from 17:00 to 20:00 and registered within the PSE database of trades are designated as belonging to the following trading day rather than to the day just ended at 16:00.

(i) Stock and Bond Market Support System (SPAD)

The Stock and Bond Market Support System (known as the "SPAD" system) is a price-driven trading system based on the activity of market makers. As of May 2004, seven securities were traded in SPAD, supported by nine market makers.

Trading hours. The SPAD system is open for trading from 9:30 through 16:00 Central European Time. This period is also referred to as the "Open trading session."

Quotes and Market making. A market maker is a PSE member who supports trading in assigned securities traded in SPAD and thus increases liquidity of the securities within SPAD. For each security in SPAD, there has to be a minimum of three market makers quoting prices. Each market maker is required to quote a buy and a sell price at all times during the Open trading session for a standardized number of shares (a round lot or its multiple) to be delivered on a T+3 basis. The Trading Committee also sets a maximum bid-offer spread for quotes of the same market maker to bring prices of purchases and sales closer.

All quotes of all market makers take the form of a buy or sell instruction sent to the PSE and are immediately displayed via electronic means to all PSE members. Any member can immediately take the best quote displayed within SPAD, resulting in instructions being matched and a trade being recorded and published. Quotes worse than the current best quotes within SPAD are informative only.

Once a given market maker's quote becomes the best bid or offer available within SPAD, such quote becomes binding for that market maker. This means that the market maker is obligated to conclude a trade at such bid or offer price quoted should any other PSE member choose to accept it. On the other hand, the market maker is free to adjust his quotes up or down based on its assessment of demand and supply in the stock at any time.

Once the best quote is accepted and a trade is thus recorded, the respective market maker is allowed up to a 3-minute recovery period to recalculate its positions and reset quotes. The second best indicative quote of another market maker immediately becomes the best quote and is binding from that moment on, until that quote is accepted too, or until a better quote appears within SPAD.

Non-market-making members are subject to limitations as to their daily maximum trading volume with the market makers, as a protection measure for market makers against excessive settlement risks.

Transparency. During the Open trading session, PSE members are allowed to conclude OTC trades with respect to SPAD securities with each other ("OTC SPAD trade") only within a narrow price range (the "Permitted Range"). The Permitted Range is constantly changing as market makers publish their quotes and it is defined as an up-to-the-minute price range limited by the price 0.5% below the best SPAD bid at the bottom and by the price 0.5% above the best SPAD offer at the top. However, OTC SPAD trades with large blocks of shares with total value larger than CZK 40 million can be registered with any price even outside the current Permitted Range.

Also, OTC SPAD trades must be reported to the PSE within a 5-minute deadline after such trade is concluded in order to preserve market transparency. The reason for mandatory reporting of OTC SPAD trades is to direct PSE members to SPAD and curb OTC trading among them, as OTC is considered less transparent for the market.

Price. The opening price of an instrument traded in SPAD is equal to the midpoint of the Permitted Range as of the start of the Open trading session, i.e., it is calculated based on the quotes of market makers at the start of the session. The closing price of an instrument traded in SPAD is equal to the midpoint of the Permitted Range at the close of the Open trading session (16:00 CET).

Volatility protection. If during the Open trading session the arithmetical midpoint of the up-to-the-minute Permitted Range deviates by more than 20% from the arithmetical midpoint of the Permitted Range as of the start of the Open trading session, all quotes by the market makers become informative only, including the best quotes. Naturally, trades already concluded are not affected by this rule. The reason for this rule is to protect market makers against excessive losses once dramatic price moves occur.

Close trading session. The period between two Open trading sessions is called the "Closed trading session" (see timetable above). During the Closed trading session, market makers do not quote any prices. However, OTC SPAD trades still must be reported (and get published), although the reporting limitations are softer than during an Open trading session. The Permitted Range is a 5% wrap around the best quotes at the close of the last Open trading session, compared to a 0.5% wrap during an Open trading session. All OTC SPAD Trades during a Closed trading session must be reported before a new Open trading session begins, compared to a 5-minute reporting time limit during an Open trading session. Unmatched OTC instructions sent to the PSE for registration are automatically cancelled before an Open trading session begins.

(ii) Automatic trades

Automatic trades occur in an order-driven system in which trades are concluded on the basis of matching orders for the purchase and sale of securities in a PSE order book, as entered via electronic means into relevant PSE subsystem by member firms. Matching of orders takes place under two regimes: the auction regime (with price priority queuing), followed immediately by the continuous regime (queue priority: price first, then order entry time). Trading hours for Automatic trades are from 7:30 through 15:45.

Due to different price defining strategies, securities within the SPAD subsystem can have different prices from those within the Automatic trades subsystem, i.e., there is no direct technical interaction between the two subsystems as to prices.

Auction regime. Trading in the auction regime is based on concentrating orders for the purchase and sale of securities during the pre-open period (7:30 – 9:45) into an electronic order book run by the PSE and processing all such cumulated orders at one given moment (fixing at 9:45 a.m.) by price priority. The auction regime ends with so-called fixing.

At fixing, one single price for each security is calculated based on interaction among the buy and sell orders existing in the order book, queued by price priority. The price of an order determines its priority for execution, i.e., a buy order at a higher price has fill priority over other buy orders at a lower price, and a sell order at a lower price has fill priority over other sell orders at a higher price, while no entry time priority is taken into consideration.

The following orders can be queued for processing:
- an order with a price limit (to be executed at a certain price or better);
- a market order (to be executed at the market price); and
- an order with an expiration limit (to be executed within a certain time period).

The fixing calculation is made in order to trade a maximum number of securities, i.e., the price at which the maximum number of securities is traded becomes the fixing price (if the same number of securities is traded at different prices, it is preferred to trade at the price at which the net difference between securities supplied and demanded is smallest).

The fixing price can deviate by a maximum of 5% from the previous day's closing price set in the continuous regime. All executed orders are recorded as trades within the PSE database of trades and published immediately, while all trading takes place at that single fixing price. Unmatched instructions get carried over into the continuous regime that follows immediately after fixing. After trading hours, it is possible to start entering orders for the following auction (since no time priority applies).

Continuous regime. In the continuous regime that follows immediately after fixing in the auction regime, trades are concluded on the basis of continuous matching orders for the purchase and sale of securities that can be sent to the PSE system by its members. The continuous regime is open for trading from 9:45 through 15:45 CET.

When orders are matched, first the price principle and then the time priority principle are applied, i.e., if several orders at the same price are queued, priority is given to the orders placed earlier. Matched orders record a trade and such trade is published immediately. Orders can be filled partially, unless an order limitation hinders such a fill (see below).

The following orders can be queued for processing:
- an order with a price limit (to be executed at a certain price or better);
- a market order (to be executed at the market price);
- an order with an expiration limit (to be executed within a certain time period);
- a minimal fill order (an order can be filled partially, but not below a minimal level);
- an order with partially undisclosed volume (an order has undisclosed volume when the order enters the market and only discloses a portion of the total volume to the public to be filled; when that portion is filled, another portion is displayed with a new time stamp until the order is filled in its entirety); and
- an order with a "fill or kill" limit (the order must be filled at the time of entry or not at all).

The above limitations can be combined so that members can precisely specify their trading intentions. The opening price of a security in the continuous regime is equal to the price fixed in the auction regime, while the last trade concluded in the continuous regime becomes the closing price of the day (for the Automatic trades subsystem, that is). During the course of the continuous regime, an up-to-the-minute price is defined as the price of the latest trade concluded.

Trades can be concluded within a price range around the opening price. The range for securities that are traded also in the SPAD subsystem is set at 20% above and below the opening price; the range for other securities is set at 8% above and below the opening price. This rule is to protect members against losses incurred during excessive price volatility.

(iii) Block trades

All OTC trades of members must be registered within the PSE database of trades. Members must report not only OTC trades between them but also trades they make with non-PSE members. For OTC trading between PSE members in SPAD shares (OTC SPAD trades), special rules apply (see "Transparency" section in SPAD trading description above). Other OTC trades are generally referred to as "block trades" and must be registered within one hour after such trades are concluded (the PSE system is open for registration between 7:30 until 20:00). No price limitations apply (except for the OTC SPAD trade limitations described above). For all OTC trades, members are free to agree on a settlement different from the T+3 standard (including OTC SPAD trades) within the range of T+0 to T+15 (T+1 to T+15 in case of OTC SPAD trades).

OTC trades registered with the PSE are regarded as a tool to protect market transparency rather than as a special trading subsystem of its own. Thus, through the OTC trades, PSE members effectively engage in "off-exchange" transactions with securities listed on the PSE, meaning that these transactions are concluded outside the PSE price-setting systems. For transparency reasons, these transactions are reported to the PSE and are registered in the relevant PSE databases. Additionally, OTC trades are also automatically reported to the Czech SEC.

There are no instances in which transactions in unlisted securities should or would be reported through the PSE. Trades in listed securities concluded off the PSE trading subsystems are reported to the PSE only if such trades occur between two PSE members or between a PSE member and a non-member. Off-exchange trades with listed securities concluded between non-PSE members are not reported to the PSE.

B. DISCUSSION OF THE ATTRIBUTES SPECIFIED IN RULE 902(b)(2) OF REGULATION S

Rule 902(b)(2) contains a non-exclusive list of the attributes to be considered by the U.S. SEC in determining whether to classify a particular securities market as a "designated offshore securities market." As discussed below, the Prague Stock Exchange possesses those attributes.

1. Organization under foreign law

The Prague Stock Exchange is a joint stock company organized and incorporated under the laws of the Czech Republic (see above for basic features of a Czech joint stock company). Corporate affairs of the PSE are primarily governed by Czech Act No. 256/2004 Coll., on Capital Markets Undertakings (the "Capital Markets Act") and by Czech Act No. 513/1992 Coll., the Commercial Code, as amended (the "Commercial Code"). The Prague

Stock Exchange is a legal entity licensed by the Czech SEC to organize, at a certain place and time through licensed persons, demand for and offers of registered securities, investment instruments that are not securities, and any other capital market instruments to the extent stated in the license.

The supreme body of the PSE is the General Meeting of Shareholders. It makes decisions on the increase or reduction of the PSE's registered (share) capital and elects members of both the Exchange Chamber and Supervisory Board. It approves (i) annual financial statements, (ii) proposals for appropriation of the company's profit, or, alternatively, loss sharing, (iii) reports on business operations, (iv) reports on the state of assets of the PSE, and (v) the principles governing the PSE's activities in the next accounting period. The General Meeting of Shareholders also approves the Articles of Association of the PSE. Its competence further includes decision-making on other principal matters concerning the development of the PSE.

The PSE's executive body is the Exchange Chamber that manages the PSE's operation and acts on behalf of the PSE. It consists of seven members elected for a period of three years. From among its members the Exchange Chamber elects its Chairman and two Vice-Chairmen. Powers of the Exchange Chamber include approving of PSE rules, appointing and recalling the Secretary General of the PSE, and establishing the PSE Arbitration Court. It further decides on admission of new members of the PSE and on the admission to listing of securities; it also decides on suspension or termination of memberships.

The Exchange Chamber has established three Exchange Committees: the Membership Committee, which deals with the membership issues; the Trading Committee, which deals with various issues regarding trading on the PSE, and the Listing Committee, which deals with the admission of new securities for listing on the PSE. The Procedural Rules governing the meetings of the Exchange Committees are set in the PSE rules. Each Exchange Committee is headed by a member of the Exchange Chamber. Other members of the Exchange Committees are representatives of the PSE members, capital market experts, and financial specialists.

The Supervisory Board supervises the Exchange Chamber and the activities of the PSE. It consists of six members elected for a term of three years.

The Exchange Chamber appoints the Secretary General of the PSE on the basis of selection proceedings. The Secretary General is essentially the chief executive officer of the PSE, implements resolutions of the Exchange Chamber, submits information, proposals, and suggestions to the Exchange Chamber for discussion and decision, signs accounting statements of the PSE, and manages day-to-day operations of the PSE.

The PSE Arbitration Court is an independent body for settlement of disputes arising from the trades on the PSE. The disputes are usually decided by independent arbitrators as required by arbitration regulations. In its decision-making and organizational activities the PSE Arbitration Court is fully independent.

The Guarantee Fund of the PSE (the "GFB") was established to secure obligations and cover risks ensuing from trades on the PSE and their settlement. Administration of the GFB has been entrusted by the PSE to a fully owned joint stock clearing company, UNIVYC. Each member of the PSE must be a member of the GFB.

The table below lists shareholders of the PSE as of May 1, 2004. There are no limitations as to who can become a shareholder of the PSE; however, the shares in the PSE are transferable only with the consent of the Exchange Chamber. Under Czech law, at the General Meeting of Shareholders each shareholder has the number of votes corresponding to the nominal value of his shares, but in no event more than 20% of the total number of votes.

	Shareholder	**No. of shares**	**%**
1.	Patria Finance, a.s.	65,901	17.204
2.	Česká spořitelna , a.s.	34,408	8.983
3.	Komerční banka, a.s.	30,429	7.944
4.	BODY INTERNATIONAL BROKERS a.s.	28,607	7.468
5.	Všeobecná úverová banka, a.s.	22,154	5.784
6.	Česká pojišťovna a.s.	20,000	5.221
7.	GE Capital Bank, a.s.	17,388	4.540
8.	Union banka, a.s.	15,000	3.916
9.	Živnostenská banka, a.s.	14,355	3.748
10.	eBanka, a.s.	7,640	1.995
11.	HVB Bank Czech Republic a.s.	7,612	1.987
12.	Interbanka, akciová společnost	6,400	1.671
13.	AB Banka, a.s. v likvidaci,	4,500	1.175
14.	Česká konsolidační agentura	4,500	1.175
15.	BH Securities a.s.	3,849	1.005
16.	ATLANTA SAFE, a.s.	3,000	0.783
17.	ING Bank N.V., organizační složka	3,000	0.783
18.	ATLANTIK finanční trhy, a.s.	2,996	0.782
19.	Credit Suisse First Boston (Praha) a.s.	2,997	0.782
20.	První městská banka, a.s.	2,500	0.653
21.	ČP INVEST investiční společnost, a.s.	2,000	0.522
22.	Global Brokers, a.s.	1,500	0.392
23.	EASTBROKERS, akciová společnost	1,166	0.304
24.	Citibank, a.s.	1,000	0.261
25.	CYRRUS, s.r.o.	1,000	0.261
26.	Československá obchodní banka, a.s.	1,000	0.261
27.	GES INVEST, a.s.	1,000	0.261
28.	imAGe GROUP, a.s.	1,000	0.261
29.	INVESTKONZULT, a.s.	1,000	0.261
30.	KOMERO s.r.o.	1,000	0.261
31.	OESTERREICHER & spol., s.r.o.	1,000	0.261
32.	PROCON INTERNATIONAL s.r.o.,	1,000	0.261
33.	WOOD & Company Financial Services, a.s.	1,000	0.261
34.	Moravia Banka, a.s	500	0.131
35.	Stock Investment, a.s.	500	0.131
36.	C.S. Brokers burzovní, a.s.	120	0.031
37.	BBG Finance a.s.	100	0.026
38.	Brněnská obchodní, a.s.	100	0.026
39.	DISISOFT, a.s. v likvidaci	100	0.026
40.	FIO, burzovní společnost, a.s.	100	0.026
41.	Sati, a.s.	100	0.026
42.	SOCIETE GÉNÉRALE, pobočka Praha	100	0.026
43.	DPFR, a.s.	50	0.013
44.	KOMERIO, brokerský dům Konečný, a.s. v likvidaci	50	0.013
45.	ICEBERG A.S.	40	0.010

46.	MERX, a.s.,	20	0.005
47.	GARFIELD a.s.	10	0.003

2. *Association with a generally recognized community of brokers, dealers, banks, or other professional intermediaries with an established operating history*

Under Czech law, all transactions on the Prague Stock Exchange must be executed through a PSE member. Securities may only be bought and sold directly on the PSE by or through persons licensed by the Czech SEC for trading of securities (in case of Czech persons) or persons licensed by the Czech SEC for provision of investment services in the Czech Republic (in case of foreign persons). In addition to this requirement, a person may become a PSE member only if he satisfies conditions set by the stock exchange's rules and regulations and either (i) is a shareholder of the PSE, or (ii) obtains a license from the Exchange Chamber to buy and sell securities on the PSE; obtaining such license is conditioned upon payment of the admission fee. By virtue of law, the Czech National Bank and the Czech Republic, acting through the Ministry of Finance are authorized to trade in securities on the PSE, though they have never actually traded securities on the PSE.

A person with a registered office in the Czech Republic may be granted a license by the Czech SEC for trading of securities if such person fulfills various requirements stipulated by Czech law. Among the most important requirements are a minimum amount of own capital (EUR 125 thousand and EUR 750 thousand in certain cases), a reasonable business plan, transparent funding, sufficient technical, personal, and organizational resources, reasonable internal rules for provision of services and dealing with customers, and a transparent shareholding structure.

A person with a registered office in a member state of the European Union or in another country forming the European Economic Area may provide investment services in the Czech Republic without obtaining a license from the Czech SEC, through a branch or directly under the EU principle of free movement of services. This "EU passport" may be utilized if the person is authorized on the basis of a license issued by the relevant supervisory authority of his home country to provide investment services and is subject to supervision in the home country in accordance with the law of the European Communities. Nevertheless, apart from the Czech SEC license, the other conditions for admission as a PSE member must be fulfilled.

Entities from non-EU jurisdictions may apply for a special license from the Czech SEC, provided that they already obtained a similar license in their home country. To obtain a license from the Czech SEC, these non-EU entities must comply with substantive and procedural requirements established and verified by the Czech SEC, thereby ensuring that the ownership, corporate structure, and financial resources of those entities do not endanger the integrity of the market. These requirements include in particular a license issued by the applicant's home country for provision of investment services, a sufficient level of regulation of the applicant's activities in its home country, trustworthiness of the applicant, sufficient and transparent funding for the applicant's local branch, trustworthy and competent management of the applicant's local branch, sufficient technical, personal, and organizational resources, a reasonable business plan, reasonable internal rules for provision of services and dealing with customers, and a transparent shareholding structure. Upon obtaining the license and fulfilling other conditions for admission as a PSE member, non-EU entities may become PSE members.

PSE rules stipulate certain other requirement for PSE membership. For instance, under these rules only a legal entity may become a member of the PSE; such legal entity must have fully paid-up share capital in the amount of at least CZK 10 million and must maintain sufficient liquid funds in the amount and form specified by the rules; only a person who is a securities broker for at least one year and who achieved certain minimum trading levels on the PSE may become a member of the PSE. Full text of the PSE Membership Rules is available on our website at http://ftp.pse.cz/Info.bas/Eng/Rules/memb_reg.pdf.

A member of the PSE has the right to buy and sell securities on the PSE only if it is a member of the Guarantee Fund of the PSE. Assets of the Guarantee Fund of the PSE serve as coverage of risks arising from settlement of trades.

The members of the Prague Stock Exchange are mostly subsidiaries of leading European financial institutions, Czech banks, financial groups, and securities dealers. As of May 1, 2004, there were 28 members of the PSE:

	Name
1	ABN AMRO Bank N.V., subsidiary Prague, a subsidiary of ABN AMRO Bank N.V.
2	Česká spořitelna, a.s., a member of Erste Bank Group
3	Československá obchodní banka, a.s., a member of KBC Banking and Investment group
4	DEUTSCHE BANK Aktiengesellschaft Filiale Prag, a subsidiary of Deutsche bank A.G
5	HVB Bank Czech Republic a.s., a member of HVB Bank Group
6	ING Bank N.V. organizační složka, a subsidiary of ING Bank N.V.
7	Interbanka, akciová společnost, a member of Bayerische Landesbank Group (BAWAG)
8	Komerční banka, a.s., a member of Société Générale group
9	Raiffeisenbank a.s., a member of Raiffeisen group
10	Živnostenská banka, a.s., a member of UniCredito Italiano S.p.A
11	Czech National Bank
12	Czech Republic represented by Ministry of Finance CR
13	Česká konsolidační agentura (Czech Consolidation Agency)
14	Českomoravská záruční a rozvojová banka, a.s.
15	Patria Finance, a. s., a member of KBC Banking and Investment group
16	J & T SECURITIES (CZECH REPUBLIC), a.s., a member of J & T Group
17	PPF Asset Management a.s., members of PPF Group
18	PPF burzovní společnost a.s., members of PPF Group
19	FIO, burzovní společnost, a.s., a member of FIO holding
20	ATLANTIK finanční trhy, a.s.
21	BH Securities, a.s.
22	BODY INTERNATIONAL BROKERS a.s.
23	CAPITAL PARTNERS a.s.
24	CYRRUS, a.s.
25	EPIC Securities, a.s.
26	Global Brokers, a.s.
27	Sati, a.s.
28	WOOD & Company Financial Services, a.s.

3. *Oversight by a governmental or self-regulatory body*

Supervision of the Prague Stock Exchange by the Czech SEC

The Prague Stock Exchange is under the direct supervision of the Czech SEC, which is the primary governmental regulator of the securities market in the Czech Republic. The mission of the Czech SEC is to foster investor confidence in the securities market through contribution to the protection of investors, development of the capital market, and promotion of public knowledge of this field.

The Czech SEC exercises its supervisory powers through a designated employee (the "Stock Exchange Commissioner"). The Stock Exchange Commissioner is employed by the Czech SEC, is independent of the PSE and cannot be a member of the Exchange Chamber or the Supervisory Board. The Stock Exchange Commissioner is appointed and recalled by the Czech SEC. Though the Stock Exchange Commissioner is ordinarily the person who exercises the Czech SEC's supervisory powers; however, the supervisory powers ultimately belong to the Czech SEC and so the Czech SEC may always decide to act independently of the Stock Exchange Commissioner. This principle was recently strengthened in an amendment to the relevant laws, and as of May 1, 2004 the law expressly states that the supervisory powers belong to the Czech SEC.

When exercising its supervisory powers, the Czech SEC is authorized to (through the Stock Exchange Commissioner or otherwise):

- review compliance of exchange trading with statutory provisions, the PSE rules and regulations, and the needs of the capital market; non-compliance shall be reported to the Exchange Chamber and various sanctions described below may be imposed by the Czech SEC for non-compliance.

- participate in meetings of the Exchange Chamber and Exchange Committees, with the right to suspend the implementation of any of their decisions if such decisions conflict with the statutory provisions and regulations, or the PSE's rules and regulations. Such suspension right of the Czech SEC may be exercised without any formal proceedings prior to the exercise of the right, thus ensuring its flexibility. On the other hand, implementation of a decision of the Exchange Chamber or an Exchange Committee may be suspended for no longer than 7 days. Within this period, the Czech SEC must issue its final verdict, i.e., decide whether the decision is to be abolished. This final verdict is issued in a formal administrative proceeding.

- request that within a time-limit set by the Czech SEC (acting through the Stock Exchange Commissioner or otherwise) the Exchange Chamber or an Exchange Committee arrange to remedy all identified shortcomings. If the shortcomings are not remedied, the Czech SEC may impose sanctions described below.

- require from the bodies of the stock exchange any documents relating to stock exchange transactions.

- request from bodies of the stock exchange information on stock exchange transactions concluded by the relevant persons.

The PSE is obligated to inform the Czech SEC of any suspicion of violation of securities laws by members of the stock exchange without undue delay.

The Czech SEC is authorized to impose various sanctions against the PSE if the PSE breaches its obligations under applicable laws or decisions of the Czech SEC. It can issue a cease and desist order requiring the PSE to stop any actions that are not in compliance with applicable laws or decisions of the Czech SEC. It can demand from the PSE that appropriate remedying measures be adopted to remedy any non-compliance. The Czech SEC may request an extraordinary audit of the PSE or may demand a change in auditor of the PSE. In exceptionally serious cases, the license granted to the PSE may be suspended for a period of up to one year, or it can even be completely revoked. When appropriate, a "forced administration" may be imposed on the PSE. The effect of the forced administration is that the powers of the Exchange Chamber are suspended and they are transferred to an administrator appointed by the Czech SEC. The administrator then takes measures necessary to remedy shortcomings that led to imposition of the forced administration. The administrator is supervised by the Czech SEC and can be recalled by the Czech SEC if he fails to exercise proper care in performance of his duties. Among the powers of the SEC is the ability to suspend trading in securities on the PSE up to six months if it is necessary for the protection of investors. The Czech SEC is authorized to impose penalties on the PSE up to CZK 20 million.

Similar sanctions (order to remedy, extraordinary audit, change in auditor, cease and desist order, forced administration, suspension or revocation of a license, penalties up to CZK 20 million) may be imposed by the Czech SEC on other market participants for their misconduct. The Czech SEC is not authorized to bring civil or criminal actions against market participants. With respect to criminal actions, however, the Czech SEC may inform the police of suspected misconduct and a criminal action may be brought by the police or state prosecutor.

All of the above sanctions can only be imposed in a formal administrative proceeding initiated by the Czech SEC against the market participant or the PSE in which the market participant or the PSE are given fair opportunity to present their case. The suspected wrongdoer may defend himself, may present evidence, appoint counsel for his defense, is entitled to present and hear witnesses, etc. The decision of the Czech SEC is in the first instance issued by the enforcement department of the Czech SEC. Such decision may be appealed and appeals are decided by the presidium of the Czech SEC.

A cooperation agreement was concluded in February 2003 between three main Czech supervisory authorities—the Czech National Bank, the Ministry of Finance, and the Czech SEC—establishing a Committee for the coordination of Supervision of Financial Markets as well as cross-sector working groups. In the agreement, the parties agreed to cooperate in preparation of a common position on future regulation of Czech financial markets. The underlying idea is to eventually integrate supervision of Czech financial markets in one institution. Based on these efforts, on May 12, 2004 the Czech government approved a general plan of future integration of supervision over Czech financial markets. Under this plan, in the first phase the Czech SEC should become the supervisory authority for pension funds and insurance companies by the end of 2005. Currently, the Ministry of Finance is supervising pension funds and insurance companies. After the first phase, integration between the Czech National Bank and the Czech SEC should start with a goal of creating one regulator. No specific deadlines were stated with respect to this second phase.

Self-regulation and the PSE surveillance system

An inseparable part of the PSE's regulatory environment and a precondition ensuring compliance with the legal framework of a regulated market is supervision exercised by the PSE. The objective of the PSE's supervision is to protect investors' interests through continuous supervision of compliance with the requirements of the PSE rules and regulations and applicable Czech laws.

The supervisory activities of the Prague Stock Exchange are presently focused on:

- real-time trading surveillance, which focuses on finding noncompliance with the procedures set by the PSE's rules and regulations and relevant Czech laws (detection of market manipulation and insider trading are of particular importance). Each trading day the PSE monitors and supervises quotations put into the SPAD trading system by market makers (both before the trading session is open and after it is open), monitors price deviations (see "Transparency" section in the discussion of SPAD trading system above), and overseas matching of instructions. The PSE releases important information about trading in the form of short messages sent via trading system, and continuously monitors news on issues traded on the PSE; for methods of real-time trading surveillance, see discussion of Automated Stockwatch System below.

- analytical monitoring of trades effected by exchange members (both concluded on the PSE and OTC trades), which is a continuous activity focused on identification of those trades effected by exchange members in which above-mentioned acts and regulations could be breached (ensuring proper reporting of OTC trades in order to achieve market transparency is of particular importance).

- inspections, both remote and on-site. These are in-depth and repeated inspections carried out in accordance with the approved inspection schedule or operative inspection, especially focusing on trades selected by analytical monitoring and complaints against exchange members' conduct. During the inspections, documentation of trading activity is reviewed and explanation of suspicious activities is sought.

- control over issuers' compliance with their ongoing information disclosure/reporting duties. This control is performed through monitoring of timing and contents of reports submitted by issuers to the PSE and the Czech SEC, as well as through monitoring outside sources of information about the issuer and its securities.

- analytical monitoring of events concerning issuers and having an impact on the official price of securities issued by such issuer and admitted to exchange trading (e.g., monitoring through informational resources such as the Czech News Agency). Such monitoring supports control over the issuer's compliance with reporting obligations.

The PSE's supervision is considerably supported by a powerful software (Automated Stockwatch System), approved in an audit performed by the Czech SEC, which gives the PSE's supervisory personnel direct access to all relevant data on trading (from members and the trading system). The Automated Stockwatch System utilizes various software applications for review of trading data, detection of unusual situations, and identification of suspicious trading patterns. The main criteria that the system reviews and monitors are prices of individual trades, price development, volume of individual trades, total trading volume of an individual PSE member, total volume with respect to a particular issue, price limit in orders, and time of registration of individual trades (OTC trades). The system is designed to detect trading activity that may suggest insider trading or manipulation of price. The priority supervisory activities are the prompt discovery of breaches of the regulations, minimizing their harmful consequences, and pinpointing the causes of the breaches so that appropriate measures can be taken to rectify shortcomings. Approximately 6000 trades per year are selected by the Automated Stockwatch System as suspicious trades and are further examined by our inspectors.

Apart for the above systems that are designed to detect insider trading, the PSE may occasionally suspend trading in the shares in order to prevent insider trading and to protect investors; this is usually done in consultation with the Czech SEC. The Secretary General exercises this authority. For instance, in a recent case, an important governmental decision was expected to be issued with respect to an issuer whose securities were traded in the SPAD system. To prevent any insider trading activities and potential disruption of the trading, the Secretary General suspended trading in the shares of the issuer for the day when the governmental decision was to be issued. The Czech SEC also has the authority to suspend trading if necessary for the protection of the investors. Prevention and detection of insider trading is further supplemented by various rules described in the following section.

The subject, forms, and methods of the surveillance activities, including the applicable surveillance procedure, along with the principles, rights, and duties of the PSE, its members, and issuers of securities, are set forth in the PSE Surveillance Activity Rules and in the PSE Membership Rules.

The PSE Surveillance Activity Rules provide rules for surveillance of PSE members and rules for surveillance of issuers. Surveillance of PSE members consists of trading surveillance, analytical monitoring of trades of PSE members, and inspections. The rules stipulate in detail conditions under which inspections may be performed by the PSE. The PSE is entitled to enter offices of its members, request production of documents (both paper and electronic) and make copies, request explanations of its questions, etc. The inspected PSE member must provide all reasonable assistance that the PSE inspectors may require. Inspections can either be announced in advance or may be performed without prior announcement. The PSE's supervision of an issuers involves control of the issuer's compliance with its reporting obligations, and analytical monitoring of events concerning the issuer, both of which are discussed above. The PSE is entitled to request explanation from the issuer with respect to potentially material information about the issuer. For instance, if it is suspected that an issuer is in financial difficulty, the PSE is authorized to ask such issuer for explanation. With respect to issuers, the PSE is not authorized to perform inspections. Rather, the PSE would have to request the Czech SEC to perform an inspection, although the Czech SEC is not obligated to honor the request. Full text of the PSE Surveillance Activity Rules is available on our website at http://ftp.pse.cz/Info.bas/Eng/Rules/control.pdf.

The PSE Membership Rules stipulate conditions under which a licensed broker may become a member of the PSE (as summarized above). They further specify certain informational duties of the PSE members towards the PSE (e.g., regular delivery of financial statements and other financial information), obligations for maintenance of records, requirements for documentation of trades and related instructions, rules for dealing with customers. PSE members are generally required to avoid any activity that would impair transparency of the market, such as manipulation of price, artificial trading, or dissemination of misleading or untrue information. These requirements supplement similar obligations stipulated by the Capital Markets Act.

If a PSE member violates its duties imposed by the relevant laws and regulations, the PSE is obligated to report such violation to the Czech SEC, and the Czech SEC may impose the sanctions described above. As of May 1, 2004, the PSE is no longer entitled to impose sanctions on its own; instead, sanctions may only be imposed by the Czech SEC. The same applies to the issuer of securities listed on the PSE.

4. Oversight standards set by an existing body of law

The current framework for the regulation of the Czech securities market is established primarily by the Capital Markets Act, Act No. 15/1998 Coll., on the Securities Commission, as amended (the "Czech SEC Act"), Act No. 190/2004 Coll., on Bonds (the "Bonds Act"), and Act No. 189/2004 Coll., on Collective Investment (the "Act on Collective Investment"). These statutory regulations are further supplemented by more detailed regulations issued by the Czech SEC and the Czech Ministry of Finance.

Capital Markets Act. The Capital Markets Act contains the core regulation of capital markets in the Czech Republic. The Capital Markets Act became effective on May 1, 2004 and replaced the former Securities Act of 1991 and the Stock Exchange Act of 1992. The purpose of the new Capital Markets Act was to implement certain requirements of the European Union into Czech law so that the Czech law would be fully harmonized with EU law as of the date of accession of the Czech Republic into the European Union on May 1, 2004. Most provisions of the Capital Markets Act were copied from the above former acts and capital markets regulation was consolidated into new law. Certain new standards were implemented, mainly a comprehensive regulation of activities viewed as market manipulation. All of the existing EU directives regarding capital markets are thus incorporated into Czech securities law, including especially EU Directive 93/22/EEC on investment services in the securities field (see licensing of securities brokers below); EU Directive 2001/34/EC on the admission of securities to listing and on information to be published on those securities; EU Directive 89/298/EEC on coordination of the requirements for the drawing up, scrutinizing, and distribution of the prospectus to be published when transferable securities are offered to the public (see prospectus regulation below); and EU Directive 2003/6/EC on insider dealing and market manipulation (market abuse) (see discussion of insider trading and market manipulation regulation below).

Under the Capital Markets Act, the Czech SEC licenses securities brokers. In addition to conditions under which a license for trading of securities or a license for provision of investment services may be obtained (see section B.2 above), minimum required professional standards for their services are stipulated. In particular, these include capital adequacy rules, rules regulating qualifications of personnel, rules for transparency of shareholding structure of regulated brokers, records maintenance requirements, rules for internal affairs of regulated brokers, rules governing relationships with customers, and reporting obligations of regulated brokers.

Further, the Capital Markets Act extensively regulates listing of securities on a stock exchange, and sets minimum listing requirements as well as minimum requirements for a prospectus. Only securities with respect to which the Czech SEC approved a prospectus may be listed on the PSE. The prospectus must contain all information necessary for investors and their professional advisors for the purposes of making an accurate and fair assessment of the securities, the issuer's assets and liabilities, its financial position, its profits and losses, and prospects of the issuer's business and financial situation. The Czech SEC issued a regulation in which it specified a list of information that must be contained in the prospectus. The Czech SEC will approve a prospectus only if it contains all required information, unless an exemption is granted by the Czech SEC with respect to particular information that is not material. A prospectus is also required for a public offer of securities, although certain information may be omitted if no listing of the securities is to take place. The Capital Markets Act does not distinguish between an initial public offering and a subsequent public offering – in both cases, a prospectus is required. The prospectus is approved by the Czech SEC in administrative proceeding started upon application by the issuer for approval of the prospectus. In theory, the Czech SEC should approve or reject the prospectus in 60 days following the application. In practice however, the Czech SEC provides informal comments to preliminary drafts of the prospectus, and thus the final approval of the prospectus may be granted shortly after formal application for its approval is submitted.

The Capital Markets Act specifies reporting obligations of issuers of listed securities. These include publication of annual reports, semi-annual reports, and ongoing reporting of material events. The content of an annual report and a semi-annual report is specified by the Capital Markets Act and by implementing regulations of the Czech SEC. An issuer is generally required to publish promptly any information that is relevant for the protection of investors and for proper operation of the securities market. The standard is rather vague, so the issuer must analyze whether particular information is material. Certain information is nevertheless always considered material and must be published, such as preparation of a general meeting, payment of dividends, and issuance of new shares. Ordinarily, significant acquisitions, significant legal proceedings, execution of material contracts, and various other material events affecting the issuer, its business, or securities would also be considered material and would have to be published.

The Capital Markets Act prohibits insider trading. Inside information includes any information that is not public and which could materially affect the price of the issuer's securities if it became public. A person who possesses inside information (an insider) must not use such information nor distribute such information, and must maintain its confidentiality. To minimize opportunities for insider trading, the issuer is generally required to promptly publish any inside information it becomes aware of. It may postpone publishing of the inside information as long as this is not misleading for the public, the issuer maintains confidentiality of the information, and the Czech SEC is immediately notified thereof. If the issuer provides not-yet-published inside information to a third party such as an analyst, it must immediately publish such inside information. The issuer must maintain a list of persons who have an access to not-yet-published inside information regarding the issuer, and such list must be provided to the Czech SEC at its request. Further, persons in the management of the issuer must report to the Czech SEC all their trades in the securities of the issuer, so that the Czech SEC may publish this information. It is expected that in the near future the Czech SEC will issue regulations implementing the above statutory provisions.

Any market manipulation is strictly prohibited by the Capital Markets Act. Certain activities are not considered as market manipulation, such as repurchases of shares by the issuer and price stabilization of securities. These activities must however always comply with implementing regulations on timing, disclosure obligations, and price requirements.

Provisions of the Capital Markets Act on regulation of stock exchanges apply to stock exchanges in general, although only the Prague Stock Exchange is in operation in the Czech Republic and is actually governed by them. The Capital Markets Act mandates that any stock exchange must obtain a license from the Czech SEC prior to commencement of trading on the stock exchange. It further regulates internal affairs of the stock exchange and trades on the stock exchange. As explained above, the Czech SEC supervises all stock exchanges, including the PSE, but the PSE also has its own internal supervision processes. The Capital Markets Act also regulates entities providing settlement of securities trades (a license from the Czech SEC is required and rules of operation are prescribed).

The Capital Markets Act generally stipulates an obligation of all providers of services in the capital market, including the Prague Stock Exchange, to provide such services with professional care. The Czech SEC supervises the compliance of regulated persons with all obligations under the Capital Markets Act, and it can impose penalties, revoke licenses, and adopt other measures ensuring sufficient protection of investors as discussed in section B.3 above.

Czech SEC Act. Under the Czech SEC Act, the Czech SEC was established in 1998 as a regulator of the Czech capital market. The Czech SEC Act stipulates powers of the Czech SEC and regulates internal organizational matters of the Czech SEC. The Czech SEC is headed by a five-member presidium appointed for staggered terms of five years by the President of the Czech Republic based on a proposal submitted by the Czech government.

Bonds Act. The Bonds Act contains specific regulation of issues regarding debt securities, such as issuance of bonds, bond prospectuses, repayment of bonds, meetings of bondholders, governmental bonds, municipal bonds, subordinated bonds, etc. The Czech SEC supervises compliance with the act.

Act on Collective Investment. The Act on Collective Investment comprehensively regulates collective investment in the Czech Republic. It sets standards for investment companies and mutual funds, regulates investment funds, stipulates rules for portfolio diversification, professional care, reporting obligations, etc. The Czech SEC is authorized to supervise compliance with obligations stipulated by the act.

5. Reporting of securities transactions on a regular basis to a governmental or self-regulatory body

By virtue of law, every organizer of a public market in the Czech Republic, including the Prague Stock Exchange, is required to report every transaction in the organized market to the Czech SEC. The Prague Stock Exchange provides this information automatically via electronic means after each trade. Additionally, all members of the PSE are obligated to report each transaction concluded off the PSE (OTC trades) to the PSE; the same information must be provided to the Czech SEC. This information is collected through electronic messages and contains data about identity of the securities, price, volume, and identity of the members involved.

6. A system for exchange of price quotations through common communications media

The Prague Stock Exchange is one of the electronic exchanges, and its trading is based on automated processing of its member's instructions for the purchase and sale of securities.

Its automated trading system has been developed as an open client-server-based system, and this technology allows direct connection of the PSE members' software to the PSE's automated trading system.

The PSE provides a comprehensive package of information on the trading results to the market participants. It uses either its own information service or services of other information agencies for this purpose. Basic information about the PSE and its trading results is available to the wider investing public through newspapers or by teletext on Czech Television's Channel 1.

A more detailed source of information is the PSE's website at http://www.pse.cz, which is continuously updated. On this website, a price list containing prices, trade volumes in pieces, trade values, and certain other information is published at 17:00 each trading day. During trading, selected real time trading data is displayed: values of indices PX 50 and PX-D are provided without any delay, whereas trading prices are provided with a delay of 30 minutes. Best bid and offering prices are not provided on the website; they are only available through paid services. Thus, the contents of the information provided on the website is not different from the information available through the paid services; only the scope of the information available on the website is limited and certain information is provided with delay.

Investors can also obtain information about the PSE trading through the data vendors who have concluded contracts with the PSE to disseminate the PSE information. Data vendors directly connected to the PSE's information system include Bloomberg, Moneyline, Reuters, Tanger, Telekurs, and Thomson Financial. These data vendors also provide their clients with real-time trading data in addition to the standard PSE information available at the website. This real-time trading data include bid and offering prices, volumes in pieces, and other information which is not available on our website in real-time.

For investors who need information in a form suitable for computer processing, there is the FTP paid service, which the PSE provides via its www and FTP (ftp://ftp.pse.cz) servers. The information supplied through this service includes price lists with additional information from trading, data on issues and the issuers, statistics, and other up-to-date information.

7. An organized clearance and settlement system

Responsibility for settlement of the PSE trades lies with UNIVYC, which is a 100% subsidiary of the PSE. The main function of UNIVYC is settlement of stock exchange transactions in securities for the PSE members. Apart from this, UNIVYC offers security brokers various other services, including the following:

- settlement of over-the-counter-transactions;
- securities registration for the purposes of settlement;
- keeping records of securities, including all the rights concerned;
- safe custody of securities;
- settlement of primary issues of securities;
- settlement of trades in foreign securities;
- securities lending;
- arrangement of the Securities Center Register (SCP) services; and
- management and control of deposits of the GFB's participants.

Settlement of book-entry securities, which are electronically registered by the state-owned Securities Center Register, is achieved through UNIVYC's instruction to the Securities Center Register for the transfer of the affected securities from the account of the seller to the account of the purchaser. Foreign securities, which are not registered in the Securities Center Register, are recorded on UNIVYC's client account with Clearstream, of which UNIVYC is a direct participant. UNIVYC keeps records of these securities in the accounts of clients of individual brokers in UNIVYC's own securities register. As is the case of foreign securities, certificated securities are settled in UNIVYC's own securities register.

Delivery of securities ordinarily takes place concurrently with the payment of the purchase price (delivery versus payment). However, the "delivery free of payment" settlement method is also possible.

On the monetary side of the settlement, for money transfers in Czech crowns, UNIVYC co-operates with the Clearing Center of the Czech National Bank where money transfers between the settlement parties' accounts, or between accounts of their clearing banks, are effected. Trades concluded in Euros are settled through UNIVYC's account in HVB Bank Czech Republic, a.s.

Settlement of trades varies depending on the type of trade. Settlement of trades in the SPAD system (the system involving market makers) and automatic trades is guaranteed by the Guarantee Fund of the PSE. Automatic trades are settled in T+3. Trades concluded in the SPAD system under standard terms (against a market maker) are settled in T+3. For an OTC SPAD trade in SPAD shares, a member can opt for a settlement date from T+1 to T+15. For other trades that are not covered by guarantees, i.e., block trades, brokers can choose the settlement date of a block trade at intervals ranging from T+0 to T+15.

C. CONCLUSION

When the U.S. SEC adopted Regulation S, it established a process for the designation of securities markets as "designated offshore securities markets" in the context of resales of securities under Rule 904. In the U.S. SEC's view, transactions in a foreign securities market that had been so designated would "provide objective evidence of the foreign locus of the transaction" such that "buyers in such markets may be presumed to rely on the regulatory protections afforded by local law and not U.S. registration requirements." *See* Offshore Offers and Sales, Release No. 33-6863 (April 24, 1990) (final rule).

As demonstrated above, the Prague Stock Exchange constitutes a well-established securities market, subject to extensive home country regulation. Transactions carried out on the PSE have a clear foreign locus and the parties thereto cannot fairly be viewed as relying for protection on U.S. registration requirements. Accordingly, market participants who sell and purchase securities "in, on or through the facilities of" the PSE in transactions otherwise complying with the requirements of the safe harbor for resales provided by Rule 904 should be provided with the additional measure of comfort provided by that safe harbor.

Accordingly, we respectfully request that you confirm the designation of the Prague Stock Exchange as a "designated offshore securities market" under Rule 902(b)(2).

* * *

Thank you for your consideration. We would be happy to discuss our request with you and answer any additional questions you may have about the regulatory or operational aspects of the Prague Stock Exchange. For any questions concerning this application, please contact the undersigned as follows:

Pavel Hollmann
General Director
The Prague Stock Exchange
Rybná 14, Prague 1, 110 00
Czech Republic
Tel.: +420 221 832 202
Fax: +420 221 833 040
E-mail: hollmann@pse.cz

Yours sincerely,

Pavel Hollmann
General Director
The Prague Stock Exchange

Cc: Czech Securities and Exchange Commission